FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2004

             (Indicate by check mark whether the registrant files
                  or will file annual reports under cover of
                           Form 20-F or Form 40-F.)
                        Form 20-F __X__ Form 40-F _____


       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                               Yes ____ No __X__

              (If "Yes" is marked, indicate below the file number
                  assigned to registrant in connection with
                       Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release on entering into an agreement by the registrant with Shanxi Jincheng Anthracite Mining Group Co., Ltd. for the latter to provide high-quality thermal coal to the registrant, made by Huaneng Power International, Inc. ("registrant") in English on December 6, 2004.

                       HUANENG POWER INTERNATIONAL, INC.

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
             Signs Medium-to-long Term Coal Supply Agreement with
                              Jincheng Coal Group

(Beijing, China, December 6, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] signs a medium-to-long term coal supply agreement with Shanxi Jincheng Anthracite Mining Group Co., Ltd. ("Jincheng Coal Group") on December 3, 2004.

Pursuant to the agreement, Jincheng Coal Group will supply the Company with high-quality thermal coal amounting to 3 million tonnes, 4 million tonnes, 5 million tonnes, 6 million tonnes and 6 million tonnes, respectively for each of five years from 2005 to 2009. After amicable discussion under the principle of taking up mutual responsibility vis-a-vis market risks, basic contract prices and annual price increase / decrease ranges have been determined.

 Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 19,522MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                                         HUANENG POWER INTERNATIONAL, INC.



                                         By /s/ Huang Long
                                            ------------------------------------


                                         Name:   Huang Long

                                         Title:  Company Secretary



Date:  December 6, 2004